UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated December 14, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-________

Enclosures: Rhodia’s “Operating and Financial Review and Prospects” and interim unaudited consolidated financial statements as of and for the nine months ended as at September 30, 2006

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Nine months Ended as at September 30, 2006

The following discussion and analysis should be read in conjunction with our condensed consolidated financial statements for the nine months ended as at September 30, 2006, our financial statements in our Form 20-F for the year ended December 31, 2005 and our operating and financial review and prospects for the first 2006 semester, each prepared using the same accounting methods as those adopted for the preparation of the consolidated financial statements for the year ended December 31, 2005 (IAS/IFRS). The other standards, interpretations and amendments adopted by the European Union at September 30, 2006 and their mandatory adoption at January 1, 2006 had no impact on the condensed consolidated financial statements for the nine months ended September 30, 2006.

INCOME FROM OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

·

Sales grew by 7.7% to €3 593 million with solid volumes, favorable pricing trends as well as the positive impact from foreign currency fluctuations (particularly in the first quarter).

·

A 23.5% rise in recurring EBITDA to €488 million driven by improved overall operating performance supported by good volumes, favorable pricing trends, which more than offset higher raw material and energy costs, and fixed cost savings. The recurring EBITDA Margin for the group at September 30, 2006 was 13.6%;

·

A strong recovery in Operating Profit, to €271 million from €108 million in the nine months ended September 30, 2005

·

A positive Net Income of €114 million, compared to a €(391) million loss in the nine months ended September 30, 2005.

SCOPE & ORGANISATIONAL CHANGES IN THE NINE MONTHS ENDED SEPTEMBER 30, 2006

With effect from January 1, 2006, the organization of our enterprises was simplified. Polyamide now includes the solvants business previously included in former Coatis. Organics now includes former Coatis and former RPS enterprises after the disposal of the latex and Pharmaceutical development and custom synthesis businesses. Energy Services was previously included in Corporate and Others. The prior period numbers have been presented to take into account this simplification and facilitate comparability.

The strategy of Rhodia Polyamide is to focus on ”Intermediates” and “Engineering Plastics”.  Given the plan and subsequent agreement to divest the European “Industrial Fibers” business, the Group reclassified this activity under “Discontinued operations” at the end of the second quarter 2006. On December 5, 2006 an agreement was signed for the sale of this business to Butler Capital Partners.

Rhodia also announced on October 25, 2006, the signature of an agreement for the sale of its Silicones business to China National BlueStar Corporation. Rhodia’s Silicones business generated sales of €400 million in 2005 and has a total of 1,200 employees. It is mainly situated in Europe, with major production sites at Saint-Fons and Roussillon, in France. This activity was reclassified under "Discontinued operations" at the end of the third quarter 2006.

NET SALES ANALYSIS

Consolidated Net Sales increased by 7.7% to €3 593 million during the nine months ended September 30, 2006 compared with €3 336 million for the first nine months of 2005. This strong sales growth was driven by good volumes, up 3% and a 4.3% increase in prices, essential to offset the impact of higher raw material and energy prices. The favorable foreign currency conversion effect of 3.3% resulting essentially from the strengthening of the Brazilian real and to a lesser extent the South Korean won. The US Dollar generated a positive conversion effect for the first nine months despite the negative impact of the renewed weakening against the Euro in the third quarter. Sales growth was partially offset by a 1.5% negative foreign exchange transaction and a negative scope effect of 1.3% which relates to the divestment or closure of operations within our core enterprises which do not qualify as discontinued operations under IFRS 5 or portfolio reorganisation between enterprises.

RECURRING EBITDA (Operating Profit before depreciation and amortization, restructuring costs and other operating income and expenses) and OPERATING PROFIT for the nine months ended September 30, 2006:

The recovery in the Group's operating performance continued throughout the first nine months of 2006, with recurring EBITDA increasing by 23.5% to €488 million, up from €395 million a year earlier. Favorable demand trends also allowed us to increase volumes overall which contributed more than 12% of additional recurring EBITDA. Price increases were also key to the growth in recurring EBITDA, being essential to compensate fully the rise in raw material and energy costs experienced during the nine months ended September 30, 2006. Savings in fixed costs also continued to drive the increase in EBITDA.

Operating Profit in the first nine months of 2006 more than doubled to €271 million, compared to the same period of 2005. This increase was driven for the most part by the improved operating performance. Operating profit also rose due to the reduction in restructuring costs which were down €29 million compared to the first nine months of 2005. A profit was also generated from other operating income compared to an expense in the first nine months of 2005. This swing into a profit was mainly due to a €27 million profit recorded in connection with the sale of 50% of the capital of Orbeo to Société Générale Energie, a 100% owned subsidiary of Société Générale. Orbeo will be mainly responsible for selling the credits arising from the greenhouse gas emission reduction projects developed by Rhodia

ENTERPRISE SALES, OPERATING PROFIT AND RECURRING EBITDA ANALYSIS:

The table below presents an analysis of the change in consolidated Net Sales, Recurring EBITDA and Operating Profit by enterprise between the nine-month periods ended September 30, 2005 and September 30, 2006.

	Net Sales			Recurring EBITDA			Operating Profit
	YTD 30/09/2005	YTD 30/09/2006	Variation	YTD 30/09/2005	YTD 30/09/2006	Variation	YTD 30/09/2005	YTD 30/09/2006
RHODIA	3 336	3 593	7.7%	395	488	23.5%	108	271
POLYAMIDE	1 266	1 421	12.2%	191	203	6.3%	111	129
ACETOW	301	330	9.6%	77	84	9.1%	51	62
NOVECARE	693	714	3.0%	76	83	9.2%	43	58
SILCEA	297	304	2.4%	34	45	32.4%	2	24
ECO SERVICES	158	175	10.8%	47	60	27.7%	31	44
ORGANICS	658	674	2.4%	23	52	126.1%	3	18
ENERGY SERVICES	-	1	-	10	27	170%	1	49
CORPORATE & Others	(37)*	(26)*	29.7%	(63)	(66)	(4.8)%	(134)	(113)

 *Includes other activities, sales on behalf of third parties and elimination of inter-company sales.

The detailed table below presents an analysis of the change in consolidated Net Sales by enterprise between the nine-month periods ended September 30, 2005 and September 30, 2006.

	Net Sales YTD 30/09/2005	Scope	Foreign Exchange conversion effect**	Volume & mix	Selling Price	Foreign Exchange transaction effect ***	Net Sales YTD 30/09/2006
RHODIA	3336	(44)	110	99	142	(50)	3593
POLYAMIDE	1266	(7)	84	79	49	(50)	1421
ACETOW	301	0	6	6	15	2	330
NOVECARE	693	(26)	10	15	24	(2)	714
SILCEA	297	(21)	4	11	15	(2)	304
ECO SERVICES	158	0	2	(3)	18	0	175
ORGANICS	658	(9)	6	(7)	24	2	674
ENERGY SERVICES	0	0	0	1	0	0	1
CORPORATE & Others*	(37)	19	(2)	(3)	(3)	0	(26)

* Includes other activities, sales on behalf of third parties and elimination of inter-company sales.

**Foreign Exchange Conversion relates to the accounting translation impact conversion to euros.

***Foreign Exchange Transaction relates to the impact on selling prices of currency fluctuations on Sales made in a different currency to the local operating currency.

The detailed table below presents an analysis of the change in consolidated Recurring EBITDA by enterprise between the nine-month periods ended September 30, 2005 and September 30, 2006.

	Recurring EBITDA YTD 30/09/2005	Scope	Foreign Exchange conversion effect	Volume & mix	Selling Price**	Raw materials & Energy	Fixed Costs	Recurring EBITDA YTD 30/09/2006	Recurring EBITDA Margin*** YTD 30/09/2006
RHODIA	395	(2)	15	50	88	(84)	26	488	13.6%
POLYAMIDE	191	(9)	14	32	(1)	(18)	(6)	203	14.3%
ACETOW	77	(1)	2	2	16	(13)	1	84	25.5%
NOVECARE	76	(6)	2	(1)	20	(18)	10	83	11.6%
SILCEA	34	1	1	7	12	(11)	1	45	14.8%
ECO SERVICES	47	0	1	1	16	(2)	(3)	60	34.3%
ORGANICS	23	(9)	1	1	26	(19)	29	52	7.7%
ENERGY SERVICES	10	12	0	9	0	(6)	2	27	-
CORPORATE & Others*	(63)	10	(6)	(1)	(1)	3	(8)	(66)	-

*Includes other activities, sales on behalf of third parties and elimination of inter-company sales.

**Including foreign exchange transaction effect relating to the impact on selling prices of currency fluctuations on Sales made in a different currency to the local operating currency.

*** Calculated as recurring EBITDA / Net Sales

COMMENTS FOR EACH ENTERPRISE:

Polyamide

In the nine months ended September 30, 2006, net sales for Polyamide increased by 12% to €1 421 million driven by strong volume growth of 6% and solid pricing trends of 4%. Favorable currency fluctuations resulted mainly from the appreciation of the Brazilian real. The favorable currency conversion effect (essentially against the euro) of 7% was partly offset by a negative translation effect of (4)% (mostly relating to US Dollar denominated sales in Latin America).

Recurring EBITDA totaled €203 million and Operating Profit €129 million compared to €191 million and €111 million respectively in the first nine months of 2005. During the first nine months of the year Polyamide has benefited from the favorable market trends particularly in Nylon Intermediates and Engineering Plastics which have driven strong volume growth. Price increases were put in place throughout the period in order to compensate for the significant increase in raw material and energy costs.

Recurring EBITDA was impacted by the appreciation of the Brazilian real against the euro which generated a positive foreign exchange conversion effect. However, this was more than offset by the depreciation of the US Dollar against the Brazilian real which resulted in a negative transaction effect on US Dollar denominated sales by our Brazilian subsidiaries.

In addition to the strong improvement in operating performance driving the rise in Operating Profit, Polyamide incurred reduced restructuring charges year on year.

Acetow

Net sales in the nine months ended September 30, 2006 benefited from favorable pricing of 5%, a positive foreign currency conversion effect of 2% arising essentially from favorable hedging against the USD in 2006 and volume growth of 2% leading to an increase of 10% to €330 million.

Recurring EBITDA totaled €84 million and Operating Profit €62 million, an increase of 9% and 22% respectively. In the first nine months Acetow successfully compensated the rise in raw material and energy costs through increased prices.  In addition to absorbing higher raw material and energy costs EBITDA improved due to favorable volumes, foreign currency fluctuations and lower fixed costs. Operating Profit also benefited from lower depreciation charges.

Novecare

Net sales in the nine months ended September 30, 2006, rose 3% to €714 million due to a 3% increase in prices required to compensate rising raw material costs, good volume growth of 2% and the favorable impact of foreign currency fluctuations of 9%. This increase was partly offset by a negative scope effect of (4)% mainly following the divestment of a French production facility, which did not qualify as a discontinued operation under IFRS 5.

Recurring EBITDA totaled €83 million and Operating Profit €58 million, an increase of  9% and 35% respectively. The increase was mainly due to reduction in fixed costs as Novecare continued to benefit from restructuring initiatives. The impact of the increase in raw material and energy costs was successfully offset by increased prices. The improvement in Operating Profit was further helped by a significant reduction in restructuring charges compared to the first nine months of 2005.

Silcea

Silcea is now focused on Silica systems and Rare Earths following the agreement to sell the Silicones business to China National BlueStar Corporation.

Net sales were slightly up in the first nine months of 2006 with €304 million compared with €297 million for the same period the previous year. At constant scope sales rose driven by 4% volume growth, 5% price increases as well the positive effect of favorable foreign currency fluctuations. These positive underlying trends were largely offset by a negative scope effect due to the divestment of operations not qualifying as discontinued operations under IFRS 5.

Silcea continued to deliver strong improvement in recurring EBITDA which climbed to €45 million in the first nine months of 2006, an increase of 32%. This increase in recurring EBITDA was driven by a 21% growth in volumes as well as an increase in prices which more than offset the rise in raw material and energy costs.

The improvement in Operating Profit also benefited from lower restructuring and depreciation costs. In addition the first nine months of 2005 had been negatively impacted a € (9) million scope effect relating to divestments.

As a consequence, Operating Profit reached €24 million from €2 million in the nine months ended September 30, 2005.

Eco Services

Favorable business conditions continued to prevail in Eco Services where net sales rose 11% to €175 million in the nine months ended September 30, 2006. Positive pricing trends impacted net sales by 11%. In the first half, temporarily lower volumes were offset by the positive foreign currency fluctuations. In the third quarter, volumes recovered, but this was offset by the renewed decline in the US Dollar which resulted in a negative foreign currency impact.

Recurring EBITDA grew to €60 million and Operating Profit to €44 million. The enterprise benefited from good demand and from the positive impact of its selling price indexation mechanism on natural gas which served to more than offset the increase in raw material and energy costs.

Organics

Net sales totaled €674 million in the first nine months of 2006. Significant price increases were realized to offset the rise in raw material and energy costs. The positive effect of these price increases of 4% also offset the decline in sales volumes resulting from the exit of some low margin markets.  Net sales were favorably impacted by foreign currency conversion of 1%.

The full benefits of the restructuring efforts undertaken by Organics continued to drive strong improvement in the recurring EBITDA which climbed to €52 million compared to €23 million in the first nine months of 2005. Much of this improvement was driven by the significant reduction in fixed costs following the extensive restructuring undertaken by the enterprise. In addition, price increases more than offset the rise in raw material costs. A significant improvement in operational performance was seen in the third quarter following greatly improved reliability in industrial performance after major difficulties encountered in the third quarter of 2005. Operating profit recovered to €18 million, up from €3 million in the first nine months of 2005 on the back of the improvement in the operating performance. Depreciation and amortization charges were well below the 2005 levels offset to some extent by an increase in restructuring charges year on year.

Energy Services

This enterprise is responsible for the management of Rhodia carbon emission reduction projects and the Certified Emission Reductions (CER) sales as these projects become operational.  Elsewhere the enterprise focuses on optimising the Group's energy supply. The Enterprise centrally purchases electricity, gas and steam and from 2006 resells internally to the different enterprises at market price. The benefits generated from this optimisation are retained within Energy Services.

Recurring EBITDA amounted €27 million for the nine months ended September 30, 2006 compared to €10 million in the first nine months of 2005. This was mainly due to the particularly strong cogeneration activity seen in the first quarter. Operating Profit climbed to €49 million which in addition benefited from a one off €27 million profit being recorded in connection with the sale of 50% of the capital of Orbeo to Société Générale Energie, a 100% owned subsidiary of Société Générale. With regard to our carbon emission reduction projects registered under the Kyoto Protocol's Clean Development Mechanism project, the industrial projects continue ahead of the initial schedule. The South Korean abatement plant facility started during the third quarter. Since September 30, 2006 there has been a third party audit of the greenhouse gas emissions reductions at the Onsan plant in South Korea. Following this audit the Group has received its first 1 million tones of Certified  Emissions Reductions (CERs) from the UN Framework Convention on Climate Change (UNFCC) secretariat.

OPERATING EXPENSES ANALYSIS

The table below shows the financial data related to our operating expenses during the first nine months of 2005 and the first nine months of 2006.

	Nine months ended September 30,
Operating costs (in millions of euros)	2005	2006	% variation
Cost of sales	(3 002)	(3 197)	(6.5) %
Administrative and selling expenses	(388)	(379)	2.3%
Research and development expenses	(80)	(77)	3.8%
Restructuring costs	(43)	(14)	67.4%
Other operating income/(expenses)	(10)	23
Total	(3 523)	(3 644)	(3.4)%

Cost of Sales

Cost of sales totaled €(3 197) million in the first nine months of 2006 up from  €(3 002) million in same period the previous year.  This increase results principally from the rise in the cost of raw materials and energy as well as a foreign exchange conversion impact resulting from the appreciation of the Brazilian real.

Administrative and Selling Expenses

Administrative and selling expenses amounted to €(379) million for the first nine months of 2006, slightly below the previous period principally due to the favorable impact of foreign currency fluctuations.

Research and Development Expenses

Research and development expenses were almost unchanged year on year amounting to €(77) million for the first nine months of 2006.

Restructuring Costs

Restructuring costs totaled €(14) million for the first nine months of 2006 a significant reduction compared to the same period of 2005 when a number of major restructuring initiatives were launched.

Other operating income/(expenses)

The profit generated in other operating income compared to the expense in the first nine months of 2005 was mainly due (as mentioned above) to a €27 million profit recorded in connection with the sale of 50% of the capital of Orbeo to Société Générale Energie, a 100% owned subsidiary of Société Générale. Orbeo will be mainly responsible for selling the credits arising from the greenhouse gas emission reduction projects developed by Rhodia

NET FINANCIAL RESULTS (see also note 8 of Financial statements).

The Financial Result showed a significant improvement at €(171) million in the nine months ended September 30, 2006, compared to €(314) million in the prior-year period.

Financial costs were reduced to € (273) million from €(335) million in the nine months ended September 30, 2005. The recurring element of this reduction concerns principally the €(32) million saving of gross interest expenses on our debt following the partial debt redemption made in January 2006. In addition, other finance costs totaled €(7) million the first nine months of 2006 compared to €(43) million in the first nine months of 2005 which was impacted by non recurring financing costs.

A foreign exchange gain amounted to €5 million compared to a loss of €(69) million recorded in the nine months ended September 30, 2005 which was impacted by the translation effect of revaluation of the US Dollar on our dollar denominated debt.

INCOME TAX  (see also note 9 of Financial statements).

For the nine months ended September 30, 2006, the Group reported a tax gain of €57 million, compared to a €38 million expense for the nine months ended September 30, 2006.

This gain mainly results from the €94 million net tax gain recorded in the United States for the nine months ended September 30, 2006.

INCOME FROM CONTINUING OPERATIONS

Net income from continuing operations totaled €157 million in the first nine months of 2006 compared to a loss of €(244) million in the prior-year period.

INCOME  FROM DISCONTINUED OPERATIONS

Discontinued operations recorded a loss of €(43) in the first nine months of 2006 compared to a loss of €(147) million in the same period of 2005. This loss was principally as a result of the divestment of the pharmaceutical custom synthesis business in the first quarter.

NET INCOME

The Group generated a net income in the first nine months of 2006 amounting to €114 million compared to a net loss of €(391) million in the nine months ended September 30, 2005. This return to a positive net income has mainly been driven by the operational recovery of the Group which has delivered a significant increase in Operating Profit. Net income has also benefited from the reduction in financial costs and the significant reduction in restructuring charges. Additional contributions to a positive net income have resulted from the profit recorded in connection with the sale of 50% of the capital of Orbeo to Société Générale Energie, a 100% owned subsidiary of Société Générale, as well and the recognition of deferred tax assets in the first nine months of 2006.

PROFIT PER SHARE on continuing operations

For the first nine months Rhodia recorded a profit per share on continuing operations of € 0.13 cents compared to a loss per share of 0.39 cents. The number of outstanding shares averaged 1 186 074 328 shares in the period compared to an average of 627 582 158 shares in the first nine months of 2005. The increase was mainly a consequence of the capital increase of 549 million shares at the end of 2005.

LIQUIDITY AND CAPITAL RESOURCES

In the first nine months of 2006, there have been no material events impacting the Group's liquidity and capital resources since the filing of the 20-F with the Securities and Exchange Commission on April 10, 2006. As announced, the Group completed on January 24, 2006 the partial early redemption of some of its high yield bonds using € 424 million of the funds raised in the 2005 capital increase.

CONSOLIDATED CASH FLOW ANALYSIS

Cash Flow from Operating Activities

Cash flow generated from operating activities totaled €76 million for the first nine months of 2006 compared to €20 million for the nine months ended September 30, 2005. Before changes in working capital, this recovery was mainly due the net income generated for the first nine months of €114 million compared to the €391 million loss in the first nine months of 2005.

Net Cash Flow Provided by/(Used for) Investing Activities

Cash flow used by investing activities amounted to €(126) million for the nine months ended September 30, 2006. The year on year reduction was due to an increase in proceeds from disposals whilst capital expenditure remained at a similar level.

 Cash Flow Provided by/ (Used for) Financing Activities

Financing activities recorded a use of cash of €(470) million in the first nine months of 2006 compared with €(77) million in the same period of 2005. This use of cash is related mainly to the use of the proceeds of the capital increase at the end of 2005 to redeem partially the Group's High Yield bonds issued in 2004 on January 24, 2006. The amount redeemed totaled € 424 million. (please refer to note 13 of the consolidated financial statements).

CONSOLIDATED BALANCE SHEET ANALYSIS:

Equity

The share capital issued at September 30, 2006 amounted to 1 204 million compared to 1 177 million on December 31, 2005. This limited increase related to the employee share ownership plan completed in June 2006 which resulted in the issue of 28 million additional shares.

Total equity amounted to a negative €(407) million at September 30, 2006 compared to €(666) million at December 31, 2005. This favorable variance arises principally from:

•

the effect of the change in discount rate and the remeasurement of the plan assets for retirement benefits and similar obligations for €86 million (see note 14 of the consolidated Financial statements)

•

The impact of the positive net income for the nine months ended September 30, 2006, for €114 million

•

The capital increase reserved for employees of €35 million.

Borrowings

Gross borrowings totaled €2 329 million at September 30, 2006, down from €3 014 million at December 31, 2005. Cash and cash equivalents and other current financial assets totaled €408 million at September 30, 2006 down from €925 million at December 31, 2005, principally due to the partial early redemption of some of the Group's high yield bonds at the beginning of  2006.

At September 30, 2006, net debt (current and non current borrowings less cash and cash equivalents and other current financial assets) is slightly down at €1 921 million from €2 089 million at December, 2005. This decrease was mainly due to the consequence of the classification of the silicones business in discontinued operations. The debt associated with discontinued operations is reclassified under assets and liabilities held for sale. This amounted to €111 million.

EVENTS OCCURRING AFTER THE FINANCIAL STATEMENTS WERE CLOSED ON SEPTEMBER 30, 2006

Subsequent events

·

On October 2, 2006, the Board of Directors approved the launch of a refinancing operation, comprising:

·

a €1.1 billion issue of Senior floating-rate notes maturing in 7 years.

·

a buyback offer covering:

euro-denominated Senior 10.5% notes maturing in 2010

euro-denominated Senior 8.0% notes maturing in 2010

dollar-denominated Senior 7.625% notes maturing in 2010

Subsequent to this operation, Rhodia will be able to extend its debt maturity and enjoy greater flexibility. In particular, it will be able to buy back the new debt issued on the first issue anniversary date and reduce its finance costs. The floating-rate note issued at Euribor + 2.75% will enable the refinancing of three bond tranches for which the average rate was 8.3%.

The early redemption of these issues should result in the Group recognizing an expense of approximately €70 million for the fourth quarter of 2006 and accelerated amortization of unamortized costs (approximately €7 million) relating to these three financing programs.

·

On October 25, 2006, Rhodia signed a memorandum of agreement with respect to the sale of its worldwide Silicones business to the China National Blue Star Corporation group. The sale could be finalized in the coming months.

·

Rhodia announced on December 5, 2006 the signing of an agreement for the sale of its European industrial fibers business to Butler Capital Partners. The transaction is expected to be finalized in the coming weeks, once all necessary legal authorizations have been obtained

·

On November 24, 2006 Rhodia announced that following the third party audit of its greenhouse gas emissions reduction at the Onsan plant in South Korea, it received its first 1 mt of Certified Emissions Reductions (CER) from the United Nations Convention on Climat Change Secretariat (UNFCCC).  Furthermore the announced the start up of its N2O abatement plant for reducing greenhouse gas emissions at Paulinia in Brazil.

Ratio of Earnings to Fixed Charges (in millions of euros, except ratios)
	Three Months Ended September 30, 2006
	IFRS	US GAAP
Fixed Charges:
Interest expense, including amortization of premiums, discounts, capitalized expenses related to indebtedness, plus capitalized interest	149	149
Reasonable approximation of the interest factor within rental expense(1)	6	6
Total Fixed Charges	155	155
Earnings:
Pre-tax income/(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/(loss) from equity investees(2)	100	18
Fixed charges	155	155
Amortization of capitalized interest	6	6
Distributed income of equity investees	-	-
Capitalized interest	-	-
Total Earnings	261	179
Ratio of Earnings to Fixed Charges	1.7	1.1

(1)

Rhodia assumed one-third of rental expense relating to operating leases as the interest portion thereof, as management believes that it represents a reasonable approximation of the interest factor.

(2)

See Note 16 to the Consolidated Financial Statements for a reconciliation of net income between IFRS and U.S GAAP.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained in this Report that are not historical facts are statements of future expectations and other forward-looking statements.  These statements are based on the current vision and the assumptions and estimates of our management.  They include risks and uncertainties, both known and unknown, that could result in significant differences with regard to earnings, profitability and events forecast.  The main factors that could cause such differences in actual results include:

·

changes in raw material prices, in particular the price of oil and oil derivatives;

·

changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;

·

our ability to introduce new products and to continue to develop our production process;

·

customers and market concentration;

·

risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

·

changes in economic or technological trends;

·

potential environmental claims, costs, liabilities or other obligations;

·

general competitive and market factors on a global, regional and/or national basis; and

·

optimizing the value of credits (CER) issued in regards to projects for the reduction of greenhouse gasses in South Korea and Brazil, developed within the framework of the Clean Development Mechanism (CDM) under the Kyoto Protocol.

Additional factors that might cause our future actual results to differ materially from our recent results or those projected in the forward-looking statements are set forth in “Item 3.  Key Information—Risk Factors” included in our annual report for the year ended December 31, 2005 on Form 20-F filed with the Securities and Exchange Commission (SEC) on April 1,2006

Rhodia

Condensed Consolidated Financial Statements

Nine months ended September 30, 2006

CONTENTS

A. CONSOLIDATED STATEMENT OF INCOME	- 13 -
B. CONSOLIDATED BALANCE SHEET	- 14 -
C. CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE	- 16 -
D. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	- 17 -
E. Consolidated statement of cash flows	- 18 -
F. Notes to the condensed consolidated financial statements	- 19 -
1. General information
- 19 -
2.  Principal accounting methods
- 19 -
3. Unusual items with an impact on the condensed consolidated financial statements
- 21 -
4. Seasonality effects
- 21 -
5. Segment information
- 21 -
6. Restructuring costs
- 26 -
7. Other operating income and expenses
- 27 -
8. Profit/(loss) from financial items
- 27 -
9. Income taxes
- 28 -
10. Profit/(loss) from discontinued operations
- 28 -
11. Equity
- 30 -
12. Cash and cash equivalents
- 31 -
12.1 Breakdown by type
- 31 -
12.2 Consolidated statement of cash flows
- 32 -
13. Borrowings
- 32 -
14. Retirement and similar benefits
- 35 -
15. Environmental provisions
- 35 -
16. Litigation
- 36 -
17. Subsequent events
- 36 -
18. Reconciliation of IFRS as adopted by the International Accounting Standards Board (“IASB”) to U.S. GAAP

A. CONSOLIDATED STATEMENT OF INCOME

(in millions of euros)	Note	Quarter ended September 30,		Nine months ended September 30,		Year ended December 31,
		2006 (*)	2005 (*)	2006 (*)	2005 (*)	2005 (*)
Net sales	5	1,179	1,079	3,593	3,336	4,521
Other revenue		75	75	322	295	435
Cost of sales		(1,023)	(974)	(3,197)	(3,002)	(4,139)
Administrative and selling expenses		(120)	(137)	(379)	(388)	(523)
Research and development expenses		(24)	(27)	(77)	(80)	(104)
Restructuring costs	6	(2)	(14)	(14)	(43)	(82)
Other operating income and expenses	7	27	6	23	(10)	(42)
Operating profit/(loss)		112	8	271	108	66
Finance income	8	29	29	97	90	133
Finance costs	8	(93)	(103)	(273)	(335)	(496)
Foreign exchange gains/(losses)	8	2	(14)	5	(69)	(69)
Share of profit/(loss) of associates
Profit/(loss) before income tax		50	(80)	100	(206)	(366)
Income tax expense	9	23	(4)	57	(38)	(53)
Profit/(loss) from continuing operations		73	(84)	157	(244)	(419)
Profit/(loss) from discontinued operations	10	(2)	(37)	(43)	(147)	(196)
Profit/(loss) for the period	4	71	(121)	114	(391)	(615)
Attributable to:
Equity holders of Rhodia SA		70	(122)	111	(391)	(616)
Minority interests		1	1	3		1
Profit/(loss) per share on continuing operations (in euros) - basic and diluted		0.06	(0.13)	0.13	(0.39)	(0.63)
Profit/(loss) per share (in euros) – basic and diluted		0.06	(0.19)	0.10	(0.62)	(0.95)
Weighted average number of shares before dilution		1,204,186,174	627,582,158	1,186,074,328	627,582,158	645,635,891
Weighted average number of shares after dilution		1,207,481,329	627,582,158	1,189,756,561	627,582,158	645,635,891

 (*) Not audited

B. CONSOLIDATED BALANCE SHEET

Assets
(in millions of euros)	Note	At September 30, 2006 (*)	At December 31,2005
Property, plant and equipment		1,760	2,135
Goodwill		229	244
Other intangible assets		167	154
Investments in associates		4	4
Non-current financial assets		109	164
Deferred tax assets		177	83
Non-current assets		2,446	2,784
Inventories and work-in-progress		606	630
Income tax receivable		21	20
Trade and other receivables		1,017	1,188
Derivative financial instruments		21	42
Other current financial assets		14	5
Cash and cash equivalents	12	394	920
Assets classified as held for sale		577	57
Current assets		2,650	2,862
TOTAL ASSETS		5,096	5,646

 (*) Not audited

Equity and liabilities
(in millions of euros)	Note	At September 30, 2006 (*)	At December 31, 2005
Share capital	11	1,204	1,177
Additional paid-in capital	11	22	570
Other reserves	11	136	141
Deficit	11	(1,795)	(2,580)
Equity attributable to equity holders of Rhodia SA		(433)	(692)
Minority interests		26	26
Total equity		(407)	(666)
Borrowings	13	1,846	1,975
Retirement benefits and similar obligations	14	1,146	1,269
Provisions	15	262	297
Deferred tax liabilities		32	34
Other non-current liabilities		58	46
Non-current liabilities		3,344	3,621
Borrowings	13	483	1,039
Derivative financial instruments		19	14
Retirement benefits and similar obligations	14	54	81
Provisions		141	204
Income tax payable		39	31
Trade and other payables		1,028	1,271
Liabilities classified as held for sale		395	51
Current liabilities		2,159	2,691
TOTAL EQUITY AND LIABILITIES		5,096	5,646

 (*) Not audited

C. CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Nine months ended September 30,
(in millions of euros)	Note	2006 (*)	2005 (*)
Currency translation differences and other movements		(9)	130
Gains/(losses) on cash flow hedges		3	2
Actuarial gains/(losses) on retirement benefits	14	94	0
Tax impact of items taken to equity		5	0
Net expense directly recognized in equity		93	132
Profit/(loss) for the period		114	(391)
Total recognized income and expense		207	(259)
Attributable to:
Equity holders of Rhodia SA		205	(260)
Minority interests		2	1

 (*) Not audited

D. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Other reserves
(in millions of euros)	Share capital	Additional paid-in capital	Cash flow hedge reserve	Translation reserve	Legal reserve	Deficit	Total	Minority interests	Total
At January 1, 2006	1,177	570	(5)	114	32	(2,580)	(692)	26	(666)
Appropriation of earnings	-	(556)	-	-	-	556	-
Dividends	-	-	-	-	-	-	-	(2)	(2)
Share capital increase	27	8	-	-	-	-	35		35
Profit/(loss) for the period	-	-	-	-	-	111	111	3	114
Income and expense directly recognized in equity	-	-	3	(8)	-	99	94	(1)	93
Other movements (1)	-	-	-	-	-	19	19	-	19
At September 30, 2006 (*)	1,204	22	(2)	106	32	(1,795)	(433)	26	407

 (1) Assignment of an equalization tax receivable in the amount of €12 million (see Note 11.5), cost of allotment of bonus shares for €6.6 million (see Note 11.4) and stock options for €0.5 million

At January 1, 2005	628	807	(9)	(11)	32	(1,993)	(546)	25	(521)
Appropriation of earnings	-	(264)	-	-	-	264	-	-	-
Profit/(loss) for the period	-	-	-	-	-	(391)	(391)	-	(391)
Income and expense directly recognized in equity	-	-	2	127	-	2	131	1	132
At September 30, 2005 (*)	628	543	(7)	(116)	32	(2,118)	(806)	26	(780)

(*) Not audited

E. Consolidated statement of cash flows

	Nine months ended September 30,
(in millions of euros)	2006 (*)	2005
Profit/(loss) for the period	114	(391)
Adjustments for:
Depreciation, amortization and impairment of non-current assets	258	396
Net increase/(decrease) in provisions and employee benefits	(77)	(1)
Net increase/(decrease) in financial provisions	1	34
Share of profit/(loss) of associates
Dividends received from associates
Other income and expense	4	(13)
Gain/(loss) on disposal of non-current assets	(2)	14
Income tax expense/(income)	(86)	21
Foreign exchange losses/(gains)	5	101
Net cash flow from/(used by) operating activities before changes in working capital	217	161
Changes in working capital
- (Increase)/decrease in inventories and work-in-progress	(89)	11
- (Increase)/decrease in trade and other receivables	43	114
- Increase/(decrease) in trade and other payables	(97)	(96)
- Increase/(decrease) in other current assets and liabilities	2	(170)
Net cash from/(used by) operating activities	76	20
Purchases of property, plant and equipment	(174)	(177)
Purchases of other non-current assets	(26)	(21)
Proceeds on disposal of non-current assets	62	35
(Purchases)/repayments of loans and financial investments	12	(2)
Net cash from/(used by) investing activities	(126)	(165)
Proceeds from issue of shares, net of costs	36
Dividends paid	(2)
New non-current borrowings, net of costs	9	1,175
Repayments of non-current borrowings, net of costs	(508)	(1,100)
Net increase/(decrease) in current borrowings	(5)	(152)
Net cash from/(used by) financing activities	(470)	(77)
Effect of foreign exchange rate changes	(6)	37
Net increase/(decrease) in cash and cash equivalents	(526)	(185)
Cash and cash equivalents at the beginning of the period	920	612
Cash and cash equivalents at the end of the period	394	427

 (*) Not audited

F. Notes to the condensed consolidated financial statements

1. General information

Rhodia SA and its subsidiaries (“Rhodia” or the “Group”) produce, market and develop specialty chemicals in three business areas: Performance Materials, Applications Chemistry and Organics & Services.

Rhodia has offices worldwide and specifically in Europe, the United States, Brazil and China.

Rhodia SA is a public limited company registered and domiciled in France. Its registered office is located at Paris–La Défense.

The company is listed on the Euronext Paris and the New York Stock Exchange.

These condensed consolidated financial statements were reviewed on November 9, 2006 by the Board of Directors.

2. Principal accounting methods

2.1 Accounting standards

Rhodia prepares its condensed consolidated financial statements on a quarterly basis, in accordance with IAS 34, Interim financial reporting.  They do not include all the information required for the preparation of the annual financial statements and should be read in accordance with the consolidated financial statements for the year ended December 31, 2005, as included in the reference document filed by Rhodia with the AMF on March 27, 2006.

2.2 Basic principles used for preparation of the financial statements

The condensed consolidated financial statements for the nine months ended September 30, 2006 were prepared using the same accounting methods as those adopted for the preparation of the consolidated financial statements for the year ended December 31, 2005. It should be noted that the amendment to IAS 19 Actuarial gains and losses, group plans and disclosures and IFRIC 4 Determining whether an arrangement contains a lease, adopted by the European Union on November 24, 2005 and applicable to accounting periods beginning on or after January 1, 2006, were adopted in advance by Rhodia as of January 1, 2005. The other standards, interpretations and amendments adopted by the European Union at September 30, 2006 and their mandatory adoption at January 1, 2006 had no impact on the condensed consolidated financial statements for the nine months ended September 30, 2006. IFRIC 10 Interim financial reporting and impairment, published on July 20, 2006, had no impact on the financial statements at September 30, 2006.

The condensed consolidated financial statements are presented in euros and rounded up to the nearest million unless otherwise indicated.

2.3 Estimates

The preparation of the interim financial statements requires the use of estimates and the formulation of judgments and assumptions that have an impact on the application of accounting methods and the amounts shown in the condensed financial statements.

For the preparation of the condensed financial statements, management made estimates and formulated judgments and assumptions for the same items as those used for the preparation of the consolidated financial statements for the year ended December 31, 2005, except with respect to the following:

·

Income tax expense

For interim period-ends, the income tax expense is calculated, for each Group tax entity, by applying the estimated average effective tax rate for the current year to the pre-tax profit or loss for the interim period. This tax rate is calculated by taking into account previously unrecognized deferred tax assets, whose recovery is deemed probable. This probability is estimated according to the same criteria as those applied to annual period-ends.

·

Retirement obligations and other long-term employee benefits

For interim period-ends, retirement benefit obligations and other long-term employee benefits are calculated using an extrapolation from the actuarial assessments performed at the previous period-end. These assessments are modified in the event of any significant change in market conditions compared to the previous year or curtailments, settlements or any other material one-off events.

Fluctuations in long-term interest rates in the third quarter of 2006 led Rhodia to re-estimate retirement obligations and other employee benefits for some of the main countries (France, Germany and the United Kingdom). These estimates were performed by independent actuaries. The fair value of the corresponding plan assets was also re-estimated.

·

Environmental provisions

Due to fluctuations in long-term interest rates in the Euro zone, the United Kingdom and the United States, environmental provisions were re-estimated as at June 30, 2006. At September 30, 2006, the rates used to calculate these provisions had not been modified in relation to June 30, 2006, since there had been little change during the 3rd quarter and the impact on the amount of the provisions would have been immaterial.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

3. Unusual items with an impact on the condensed consolidated financial statements

No material unusual items had an impact on the condensed consolidated financial statements for the nine months ended September 30, 2006.

4. Seasonality effects

The Group’s activity and operating results in the first quarters were not of a seasonal or cyclical nature compared to the activity and operating results for the entire year.

5. Segment information

The following information concerns continuing operations. Information on discontinued operations is presented in Note 10.

Rhodia is organized into companies corresponding to its business segments.

Following the sales of the "Decorative coatings and adhesives" business (Latex business) of the Coatis segment and the "Development and custom synthesis for the pharmaceuticals industry” business of the Rhodia Pharma Solutions segment, the elimination of Coatis and Rhodia Pharma Solutions and the creation of Energy Services, Rhodia was reorganized around the following 8 enterprises:

·

Polyamide, whose group structure remains unchanged except for the consolidation of the Solvents business of Coatis,

·

Acetow, whose group structure remains unchanged,

·

Novecare, whose group structure remains unchanged,

·

Silcea, whose group structure remains unchanged,

·

Eco Services, whose group structure remains unchanged,

·

Organics, which acquired most of the remaining businesses of Coatis and Rhodia Pharma Solutions,

·

Energy Services, previously included in the Corporate and Other segment, and which manages the Group’s energy supplies and will be responsible for managing the credits arising from the greenhouse gas emission reduction projects developed by Rhodia under the Kyoto Protocol,

·

Corporate and Other, which mainly includes the management of the Group’s shared services, Corporate expenses and a secondary trading activity.

5.1. Information by business segment

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Quarter ended September 30, 2006 (*)
Net sales	479	108	229	98	59	213	1	19	1,206
Other revenue	26	1	1	1	2	23	81	35	170
Inter-company sales - Net sales	(19)		(2)	(1)		(3)		(2)	(27)
Inter-company sales – Other revenue	(4)	(1)				(13)	(60)	(17)	(95)
External net sales	460	108	227	97	59	210	1	17	1,179
Other external revenue	22		1	1	2	10	21	18	75
Operating profit/(loss)	46	20	20	6	18	6	29	(33)	112
Profit/(loss) from financial items									(62)
Income tax gain/(expense)									23
Profit/(loss) from continuing operations									73
Recurring EBITDA (1)	69	28	28	13	23	14	2	(17)	160

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Quarter ended September 30, 2005 (*)
Net sales	406	104	226	100	55	204		17	1,112
Other revenue	26		2	1	2	13	80	47	171
Inter-company sales - Net sales	(24)	(1)	(3)	(4)	1	(3)		1	(33)
Inter-company sales – Other revenue	(4)		(1)			(13)	(56)	(22)	(96)
External net sales	382	103	223	96	56	201		18	1,079
Other external revenue	22		1	1	2		24	25	75
Operating profit/(loss)	21	18	4	(6)	13	3	1	(46)	8
Profit/(loss) from financial items									(88)
Income tax gain/(expense)									(4)
Profit/(loss) from continuing operations									(84)
Recurring EBITDA (1)	46	27	20	11	18	(3)	1	(20)	100

(*) Not audited

(1) Recurring EBITDA: Operating profit or loss prior to depreciation, amortization and impairment, restructuring costs and other operating income and expenses.

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Nine months ended September 30, 2006 (*)
Net sales	1,421	330	714	304	175	674	1	53	3,672
Other revenue	90	4	6	3	5	83	327	114	632
Inter-company sales - Net sales	(62)		(6)	(2)		(8)		(1)	(79)
Inter-company sales – Other revenue	(14)	(2)	(1)			(53)	(188)	(52)	(310)
External net sales	1,359	330	708	302	175	666	1	52	3,593
Other external revenue	76	2	5	3	5	30	139	62	322
Operating profit/(loss)	129	62	58	24	44	18	49	(113)	271
Profit/(loss) from financial items									(171)
Income tax gain/(expense)									57
Profit/(loss) from continuing operations									157
Recurring EBITDA (1)	203	84	83	45	60	52	27	(66)	488

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Nine months ended September 30, 2005 (*)
Net sales	1,266	301	693	297	158	658		60	3,433
Other revenue	84	2	7	3	5	54	270	151	576
Inter-company sales - Net sales	(62)	(1)	(8)	(10)		(13)		(3)	(97)
Inter-company sales – Other revenue	(13)		(1)	(1)		(34)	(160)	(72)	(281)
External net sales	1,204	300	685	287	158	645		57	3,336
Other external revenue	71	2	6	2	5	20	110	79	295
Operating profit/(loss)	111	51	43	2	31	3	1	(134)	108
Profit/(loss) from financial items									(314)
Income tax gain/(expense)									(38)
Profit/(loss) from continuing operations									(244)
Recurring EBITDA (1)	191	77	76	34	47	23	10	(63)	395

(*) Not audited

(1) Recurring EBITDA: Operating profit or loss prior to depreciation, amortization and impairment, restructuring costs and other operating income and expenses.

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Year ended December 31, 2005 (*)
Net sales	1,710	410	935	393	209	912		83	4,652
Other revenue	117	3	9	4	7	94	386	203	823
Inter-company sales - Net sales	(84)	(1)	(10)	(12)		(18)		(6)	(131)
Inter-company sales – Other revenue	(19)		(1)	(2)		(51)	(221)	(94)	(388)
External net sales	1,626	409	925	381	209	894		77	4,521
Other external revenue	98	3	8	2	7	43	165	109	435
Operating profit/(loss)	135	65	53	2	36	(23)	13	(215)	66
Profit/(loss) from financial items									(432)
Income tax gain (expense)									(53)
Profit/(loss) from continuing operations									(419)
Recurring EBITDA (1)	243	100	96	45	57	34	25	(87)	513

(1) Recurring EBITDA: Operating profit or loss prior to depreciation, amortization and impairment, restructuring costs and other operating income and expenses.

Net depreciation, amortization and impairment for the period by business segment break down as follows:

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Quarter ended September 30, 2006 (*)
Depreciation, amortization and impairment	(23)	(8)	(8)	(7)	(6)	(10)	(1)	(10)	(73)
Quarter ended September 30, 2005 (*)
Depreciation, amortization and impairment	(22)	(9)	(9)	(7)	(5)	(11)		(18)	(81)

Nine months ended September 30, 2006 (*)
Depreciation, amortization and impairment	(72)	(22)	(26)	(21)	(15)	(29)	(6)	(35)	(226)
Nine months ended September 30, 2005 (*)
Depreciation, amortization and impairment	(69)	(25)	(25)	(22)	(16)	(37)	(6)	(35)	(235)

Year ended December 31, 2005 (*)
Depreciation, amortization and impairment	(91)	(34)	(36)	(29)	(21)	(58)	(8)	(46)	(323)

(*) Not audited

5.2.

Information by geographical area

Total net sales and other revenue by geographical area break down as follows:

(in millions of euros)	Quarter ended September 30,		Nine months ended September 30,		Year ended December 31,
	2006 (*)	2005 (*)	2006 (*)	2005 (*)	2005 (*)
France	166	162	671	601	931
Rest of Europe	374	403	1,222	1,267	1,622
North America	258	235	762	701	977
South America	206	161	581	509	668
Asia and other countries	250	193	679	553	758
Total	1,254	1,154	3,915	3,631	4,956

Net sales by geographical area are calculated according to the customer’s geographical location.

The costs incurred for the periods ended September 30, 2005 and 2006 with respect to the acquisition of segment assets (property, plant and equipment and intangible assets), based on the assets’ geographical location, are as follows:

(in millions of euros)	September 30, 2006 (*)	September 30, 2005 (*)
France	90	104
Rest of Europe	28	35
North America	24	23
South America	34	23
Asia and other countries	24	13
Total	200	198

6. Restructuring costs

(in millions of euros)	Quarter ended September 30,		Nine months ended September 30,		Year ended December 31,
	2006 (*)	2005 (*)	2006 (*)	2005 (*)	2005 (*)
New plans	(6)	(14)	(13)	(32)	(42)
Re-estimated costs of previous plans	4	1	(1)	(6)	(34)
Impairment of non-current assets	-	3	-	(1)	(1)
Impairment of current assets	-	(4)	-	(4)	(5)
Total	(2)	(14)	(14)	(43)	(82)

In 2006, the new plans mainly correspond to the productivity measures undertaken at Organics and group shared services.

 (*) Not audited

7. Other operating income and expenses

(in millions of euros)	Quarter ended September 30,		Nine months ended September 30,		Year ended December 31,
	2006 (*)	2005 (*)	2006 (*)	2005 (*)	2005 (*)
Net gains or losses on disposal of assets	27	10	30	6	9
Income (expenses) related to environmental provisions	-	-	(1)	(8)	(27)
Other operating income and expenses	-	(4)	(6)	(8)	(24)
Total	27	6	23	(10)	(42)

For the nine months ended September 30, 2006, the gains or losses recorded mainly represent the sale of 50% of the capital of Orbeo to Société Générale Energie, a 100% owned subsidiary of Société Générale. Orbeo will be mainly responsible for selling the credits arising from the greenhouse gas emission reduction projects developed by Rhodia in South Korea and Brazil under the Kyoto Protocol. On its creation, the company was appointed as a Project Participant under the United Nations Framework Convention for Climate Change.

8. Profit/(loss) from financial items

(in millions of euros)	Quarter ended September 30,		Nine months ended September 30,		Year ended December 31,
	2006 (*)	2005 (*)	2006 (*)	2005 (*)	2005 (*)
Gross interest expense on borrowings	(48)	(58)	(149)	(181)	(254)
Other finance costs	(3)	(10)	(7)	(43)	(92)
Discounting expenses	(33)	(35)	(98)	(105)	(147)
Expenses on interest-rate derivatives	(3)	3	(9)	(5)	(3)
Other	(6)	(3)	(10)	(1)
Total expenses	(93)	(103)	(273)	(335)	(496)
Income from short-term investments	4	6	13	12	18
Expected return on pension plan assets	22	22	70	65	91
Income from interest-rate derivatives	3	1	12	11	12
Other	0	0	2	2	12
Total income	29	29	97	90	133
Foreign exchange gains/(losses)	2	(14)	5	(69)	(69)
Total	(62)	(88)	(171)	(314)	(432)

For the nine months ended September 30, 2006, there was a decline in “Gross interest expense on borrowings” following the impact of the early redemption of a portion of the high-yield notes in January 2006 from the funds raised in connection with the December 2005 capital increase (see Note 13).

For the nine months ended September 30, 2005, other finance costs comprised non-recurring costs in the amount of €25 million relating to refinancing transactions, including €8 million in respect of the early redemption premium regarding the European Medium-Term Notes (EMTNs) maturing in March 2006 and €17 million in respect of the exceptional amortization of issue costs for the RFA syndicated credit line, refinanced by the new RCF syndicated credit line.

9. Income taxes

For the nine months ended September 30, 2006, the Group reported a tax gain of €57 million, compared to a €38 million expense period-on-period.

This gain mainly results from the €94 million net tax gain recorded in the United States for the nine months ended September 30, 2006. The gain recorded in the United States for the first half of 2006 amounted to €60 million. The annual effective tax rate applied to estimate the US tax group’s income tax was calculated at September 30, 2006, taking into account:

• previously unrecognized deferred tax assets in the amount of €86 million, whose recovery in

  2006 and in future years is now considered as probable

• deferred tax assets generated in 2006 in the amount of €20 million.

Management believes that, due to the restructuring measures undertaken since 2004 and, in particular, the disposal of the loss-making “Development and custom synthesis for the pharmaceuticals industry” business of Rhodia Pharma Solutions at the end of March 2006, the US tax group shall have future tax profits against which these deferred tax assets may be offset.

Management has not modified its estimate of the probability of recovering the deferred tax assets relating to the French and British tax groups. Thus, no new deferred tax assets were recorded for the nine months ended September 30, 2006.

10. Profit/(loss) from discontinued operations

(in millions of euros)	Quarter ended September 30,		Nine months ended September 30,		Year ended December 31,
	2006 (*)	2005 (*)	2006 (*)	2005 (*)	2005 (*)
Net sales	149	217	500	672	878
Other revenue	9	12	30	39	55
Operating expenses	(155)	(244)	(538)	(831)	(1,093)
Finance costs	(2)		(9)	(3)	(23)
Profit/(loss) from discontinued operations before tax and gains/(losses) on disposals	1	(15)	(17)	(123)	(183)
Gains and losses on disposals	(1)	(19)	(21)	(19)	(24)
Tax effect	(2)	(3)	(5)	(5)	11
Profit/(loss) from discontinued operations	(2)	(37)	(43)	(147)	(196)

 (*) Not audited

10.1.

Disposals for the nine months ended September 30, 2006

Rhodia finalized the following disposals for the nine months ended September 30, 2006:

• At the end of January, the "Decorative coatings and adhesives" business (Latex business) of the former Coatis segment was sold to Hexion Specialty Chemicals Inc.

• At the end of March, Rhodia sold the “Development and custom synthesis for the pharmaceuticals industry” business of the Rhodia Pharma Solutions segment to Shasun Chemicals & Drug Ltd.

The sales completed for the nine months ended September 30, 2006 generated a net capital loss of €21 million before tax, mainly relating to the sale of the “Development and custom synthesis for the pharmaceuticals industry” business. This capital loss includes the €18 million transfer to profit or loss of the translation reserve related to the securities of a US subsidiary which were sold at this time.

10.2

Disposals in progress at September 30, 2006

The main businesses in the process of being sold at September 30, 2006 are as follows:

• Nylstar: this 50% owned entity was classified under discontinued operations in 2004, pursuant to Rhodia’s commitment to a sale in connection with its withdrawal from the European textile business of the Polyamide segment. Negotiations are under way with several potential buyers.

• Spanish phosphates production business of the Corporate and Other segment: after having withdrawn from the phosphates production business at Rieme in Belgium, Rhodia has been actively negotiating the sale of this business since the end of 2005.

• Production and sale of industrial wires and fibers in Europe (Polyamide segment): During the nine months ended September 30, 2006,  Rhodia undertook a process to sell its European fiber production and sales business located on 5 sites (Switzerland, Germany, Latvia, Poland and Slovakia) and concluded an exclusivity agreement with a potential buyer with a view to finalizing a transaction in the coming months.

• Silicones activity: Rhodia has initiated the sale of its Silicones activity. A sale agreement with China National Bluestar Corporation was signed on October 25, 2006. The transaction should be finalized in the coming months.

NOTES TO THE CONSOLIDATED BALANCE SHEET

11. Equity

11.1 Share capital and additional paid-in capital

At September 30, 2006, the share capital comprised 1,204,186,174 shares with a par value of €1 each.

On June 30, 2006 and in connection with the capital increase reserved for employees, Rhodia issued 27,469,633 new shares as well as 215,193 share subscription warrants for the employees of Group subsidiaries in Germany. The gross gain on the issue totaled €36 million. The new shares were issued at a unit price of €1.35 (€1.59 for employees of Group companies in Germany), generating an issue premium of €0.35 (€0.59 for employees of Group companies in Germany), and rank for dividends on January 1, 2006. The €1.2 million in costs relating to this transaction were offset against the issue premium.

11.1. a Description of the offers proposed

Group employees, in addition to those taking retirement or early retirement in France, were able to subscribe to a reserved capital increase in the first half of 2006 through two options:

·

The standard offer: subscription through a bridge fund to Rhodia shares at a discount (15%) compared to the benchmark price (determined on June 16 as the average opening Rhodia share price on the Paris stock market for the twenty trading days prior to June 16 and therefore set at €1.59);

·

The leveraged offer: subscription via the Group’s Saving Plans to a number of Rhodia shares entitling the holder, upon expiry of the 5-year holding period, to benefit from the best return between a yearly 2% personal contribution bonus and a multiple of 9.2 or 8.7 times, depending on the country (10.2 times for Group employees in Germany), the average increase in the Rhodia shares subscribed, with the personal contribution calculated in relation to the subscription price.

11.1. b Payment cost for 2006

The subscription price was defined using the benchmark price set on June 16 at €1.59 and discounted at 15% to €1.35. However, the grant date was set for June 21, the expiry date of the subscribers’ retraction period, resulting in a share price on this date of €1.50.

In accordance with IFRS 2 and after taking into account the cost of non-transferability of shares by the subscriber, determined using observable market data and the specific market characteristics of the Rhodia share, the cost relating to this transaction was nil.

11.2 Dividends

No dividends were paid to the shareholders of Rhodia SA during the first quarter of the nine months ended September 30, 2006.

11.3 Translation reserve

The movement in the translation reserve for the nine months ended September 30, 2006 in the negative amount of €8 million results from the depreciation of the US dollar  and the transfer to profit or loss of the translation reserve relating to the securities of a US subsidiary sold as part of the disposal of the “Development and custom synthesis for the pharmaceuticals industry” business (see Note 10).

11.4 Bonus share plan

Under the 2005 French Finance Act, French companies are entitled to grant bonus shares to their executives and employees as from January 1, 2005.

In accordance with the resolutions adopted by the Extraordinary General Meeting of June 23, 2005, the Board of Directors approved on January 13, 2006 the terms and conditions governing two bonus share allotment plans subject to performance criteria and the vesting and holding period.

The terms and conditions of these plans are as follows:

	Plan A	Plan B
Number of shares	4,653,125	4,653,125
Number of beneficiaries	338	338
Grant date	January 13, 2006	January 13, 2006
Vesting date	January 14, 2008	January 14, 2008
Holding period	Minimum January 15, 2010	Minimum January 15, 2010
Performance criteria	Recurring EBITDA/net sales margin >13% for the period ended 12/31/2006 according to the standards prevailing during the IFRS transition	Recurring EBITDA margin exceeding the average margin of a panel of competitors for the period ended 12/31/2006
Validation of vesting conditions	Board of Directors	Board of Directors

The expense recognized at September 30, 2006 totaled €6.6 million and corresponds to the cost of plan A and plan B (assumption under which the performance criteria of both plans will be met at December 31, 2006) calculated on a pro rata basis over the vesting period.

11.5 Other movements

During the nine months ended September 30, 2006, Rhodia assigned without recourse to a financial institution a disputed receivable with the French government for a firm and final price of €12 million. As this disputed receivable related to a tax previously levied on equity (equalization tax), the corresponding assignment price was added to equity.

12. Cash and cash equivalents

12.1 Breakdown by type

(in millions of euros)	At September 30, 2006 (*)	At December 31, 2005
Cash at bank and in hand and short-term investments	214	248
Bank deposits	97	100
Shares in open-ended investment funds	83	572
Total	394	920

The movement in the capital invested in open-ended investment funds mainly results from the partial early redemption of the high-yield notes (see Note 13).

12.2 Consolidated statement of cash flows

At September 30, 2006, discontinued operations contributed to net cash from operating activities in the amount of €5 million, and to net cash used by investing activities in the amount of €23 million. They did not contribute to net cash from (used by) financing activities.

13. Borrowings

In January 2006, Rhodia finalized the early redemption of a portion of its high-yield notes in the amount of €424 million, out of total net funds of €576 million raised during the capital increase of December 2005.

Rhodia therefore redeemed:

• the maximum authorized nominal amount, i.e., 35% of the nominal amount of the dollar-denominated Senior 10.25% high-yield notes and the euro-denominated Senior 10.5% high-yield notes, both maturing on June 1, 2010;

• 21.6% of the nominal value of the dollar-denominated Senior Subordinated 8.875% high-yield notes and the euro-denominated Senior Subordinated 9.25% high-yield notes, both maturing on June 1, 2011.

 (*) Not audited

 Breakdown of borrowings by type

At September 30, 2006
(in millions of euros)	Amount at amortized cost (1)	Redemption value	Fair value (2)	Maturity	Effective rates before hedging (3) - (4)
Bilateral credit facilities	158	158	158	2007	Libor+1.8% / Euribor + 2.5% / 6.5%
Commercial paper	4	4	4	1-3 months	Euribor + 0.70%
Assignment of receivables (5)	243	243	243	2007	4.87%
Finance lease debts	12	12	12	2007	Libor / Euribor + 3.05%
Other debts	4	4	4	2007	< 6%
Accrued interest payable	62	62	62	-	-
Sub-total short term	483	483	483
2003 USD senior notes	155	158	162	06/01/2010	8.2%
2003 EUR senior notes	701	700	746	06/01/2010	8%
2003 USD subordinated notes	234	238	247	06/01/2011	9.4%
2003 EUR subordinated notes	233	235	253	06/01/2011	9.8%
2004 USD senior notes	319	332	374	06/01/2010	11.7%
2004 EUR senior notes	113	118	140	06/01/2010	12%
Other notes	25	25	25	03/10/2009	Euribor + 1.60%
Assignment of receivables (5)	12	12	12	2007-2008
Bilateral credit facilities	11	11	11	2007-2012	Libor / Euribor + 0.4% / 2.75%
Finance lease debts	14	14	14	2007-2016	Libor / Euribor + 3.05%
Other debts	29	29	29	2007-2015	< 6%
Sub-total long term	1,846	1,872	2,013
Total	2,329	2,355	2,496

(1)

Amortized cost includes the impact of the remeasurement of fair value hedges (€1.6 million for the euro tranche of the 2003 Senior notes, and €2.6 million for the euro tranche of the 2003 Senior Subordinated notes).

(2)

The Senior and Subordinated notes are valued on the last day of the year. The redemption value was adopted for the other borrowings.

(3)

Effective interest rate before impact of hedges.

(4)

Libor / Euribor are mainly 1, 3 or 6 months.

(5)

Trade receivable assignment agreements have been entered into with maturities up to 2010 and cash facilities renewed annually.

At December 31, 2005
(in millions of euros)	Amount at amortized cost (1)	Redemption value	Fair value (2)	Maturity	Effective rates before hedging (3) - (4)
2001 European Medium-Term notes	54	54	54	03/26/2006	6.11%
2004 USD senior notes	193	192	209	01/24/2006	11.70%
2004 EUR senior notes	63	63	72	01/24/2006	11.96%
2003 USD subordinated notes	71	70	72	01/24/2006	9.38%
2003 EUR subordinated notes	65	65	69	01/24/2006	9.76%
Other notes	25	25	25	03/10/2006	Euribor + 1.30%
Early redemption penalties	39	39	39		-
Bilateral credit facilities	152	152	152	2006	Libor / Euribor + 0.4% / 2.75%
Commercial paper	7	7	7	1-3 months	Euribor + 0.70%
Assignment of receivables (5)	315	315	315	2006	4.36%
Finance lease debts	16	16	16	2006	Libor / Euribor + 3.05%
Other debts	16	16	16	2006	< 5%
Accrued interest payable	23	23	23	-
Sub-total short term	1,039	1,037	1,069
2003 USD senior notes	166	170	168	06/01/2010	8.16%
2003 EUR senior notes	702	700	731	06/01/2010	8.05%
2003 USD subordinated notes	250	256	260	06/01/2011	9.38%
2003 EUR subordinated notes	233	235	249	06/01/2011	9.76%
2004 USD senior notes	338	357	389	06/01/2010	11.70%
2004 EUR senior notes	112	118	134	06/01/2010	11.96%
Assignment of receivables (5)	13	13	13	2007-2008	4.36%
Bilateral credit facilities	27	27	27	2007-2012	Libor / Euribor + 0.4% / 2.75%
Finance lease debts	113	113	113	2007-2016	Libor / Euribor + 3.05%
Other debts	21	21	21	2007-2015	< 5%
Sub-total long term	1,975	2,010	2,105
Total	3,014	3,047	3,174

(1)

Amortized cost includes the impact of the remeasurement of fair value hedges (€0.1 million for the 2001 EMTN, €2 million for the euro tranche of the 2003 Senior notes and €3 million for the euro tranche of the 2003 Subordinated notes).

(2)

The Senior and Subordinated notes are valued on the last day of the year. The redemption value was adopted for the other borrowings.

(3)

Effective interest rate before impact of hedges.

(4)

Libor / Euribor are mainly 1, 3 or 6 months.

(5)

Trade receivable assignment agreements have been entered into with maturities up to 2010 and cash facilities renewed annually.

14. Retirement and similar benefits

In 2005, Rhodia adopted the option offered by the amendment to IAS 19 Actuarial gains and losses, group plans and disclosures, allowing for the direct recognition in equity of the actuarial gains and losses on post-employment benefits arising from experience adjustments and changes in actuarial assumptions for the period in which they occur as an offset to the increase or decrease in the obligation.

Long-term interest rates fluctuated considerably in relation to December 31, 2005, and particularly so for two zones, thus resulting in a re-estimate of retirement obligations and other employee benefits for the countries concerned.

The following discount rates were used:

	At September 30, 2006
	France	United Kingdom
Discount rate	4.50%	5.10%

At the same time, the fair value of the main plan assets was re-estimated in the United Kingdom.

The effect of the change in discount rate and the remeasurement of plan assets led to the following impacts at September 30, 2006:

(in millions of euros)	Impact of change in discount rates	Impact of remeasurement of plan assets
Actuarial gains and losses recognized in equity
Actuarial gains on retirement benefits	86	8

Obligations recognized in liabilities
Retirement obligations	(86)	(8)
Other employee benefits	(2)

(Loss)/gain recognized in profit or loss
Other employee benefits	2

15. Environmental provisions

At September 30, 2006, the rates used to calculate environmental provisions had not been modified in relation to June 30, 2006, due to the non-material impact the change in rate would have had on the amount of provisions. In addition, no material events took place over the quarter ended.

Consequently, Rhodia did not re-estimate environmental provisions at September 30, 2006. The increase in the rates used for their financial discounting at June 30, 2006 resulted in a decrease in such provisions by €4 million compared to December 31, 2005.

The discount rates used at September 30, 2006 were determined by zone based on a risk-free rate (government bonds) and excluding inflation:

	5 years	10 years	20 years
France		1.90%
United Kingdom	2.60%		2.40%
United States	2.40%	2.40%
Brazil			5.25%

At September 30, 2006, environmental provisions totaled €213 million, compared to €232 million at December 31, 2005.

At September 30, 2006, there were no significant movements in contingent environmental liabilities estimated at €145 million at December 31, 2005.

16. Litigation

·

On September 13, 2006, the arbitration court handed down its decision regarding the liabilities transferred on Rhodia’s creation, pursuant to the contracts concluded with Rhône-Poulenc.

The court stated that it lacked the jurisdiction to decide on the main request of Rhodia regarding the existence of a compensation right for all the liabilities transferred with respect to retirements and the environment.

Moreover, in response to a subsidiary request of Rhodia, the compensation limits provided under the 1998 environmental guarantee and the March 2003 settlement agreement were confirmed. Accordingly, there was no additional compensation.

An application to set aside this ruling has been filed by Rhodia.

17. Subsequent events

·

On October 2, 2006, the Board of Directors approved the launch of a refinancing operation, comprising:

·

a €1.1 billion issue of Senior floating-rate notes maturing in 7 years.

·

a buyback offer covering:

euro-denominated Senior 10.5% notes maturing in 2010

euro-denominated Senior 8.0% notes maturing in 2010

dollar-denominated Senior 7.625% notes maturing in 2010

Subsequent to this operation, Rhodia will be able to extend its debt maturity and enjoy greater flexibility. In particular, it will be able to buy back the new debt issued on the first issue anniversary date and reduce its finance costs. The floating-rate note issued at Euribor + 2.75% will enable the refinancing of three bond tranches for which the average rate was 8.3%.

The early redemption of these issues should result in the Group recognizing an expense of approximately €70 million for the fourth quarter of 2006 and accelerated amortization of unamortized costs (approximately €7 million) relating to these three financing programs.

·

On October 25, 2006, Rhodia signed a memorandum of agreement with respect to the sale of its worldwide Silicones business to the China National Blue Star Corporation group. The sale could be finalized in the coming months.

·

Rhodia announced on December 5, 2006 the signing of an agreement for the sale of its European industrial fibers business to Butler Capital Partners. The transaction is expected to be finalized in the coming weeks, once all necessary legal authorizations have been obtained

·

On November 24, 2006 Rhodia announced that following the third party audit of its greenhouse gas emissions reduction at the Onsan plant in South Korea, it received its first 1 mt of Certified Emissions Reductions (CER) from the United Nations Convention on Climat Change Secretariat (UNFCCC).  Furthermore the announced the start up of its N2O abatement plant for reducing greenhouse gas emissions at Paulinia in Brazil.

18. Reconciliation of IFRS as adopted by the International Accounting Standards Board (“IASB”) to U.S. GAAP

18.1 Accounting policies

Rhodia applies IFRS as adopted by the European Union (“EU”) in the preparation of the consolidated financial statements. Such IFRS as applied to Rhodia are currently the same as the IFRS issued by the International Accounting Standards Board (“IASB”). The standards and interpretations adopted for the preparation of the condensed consolidated financial statements at September 30, 2006 and for the nine months then ended are those published in the Official Journal of the European Union (“OJEU”) at September 30, 2006 and whose application is mandatory as of this date or those standards and interpretations which Rhodia chose to apply early. See Note 38 to the Consolidated Financial Statements included in Rhodia’s Annual Report on Form 20-F for the year ended December 31, 2005 for a description of Rhodia’s first-time application of IFRS, including the IFRS standards and interpretations that are mandatory at December 31, 2005 the IFRS standards and interpretations mandatory after 2005 that Rhodia decided to adopt early and the options and exemptions that Rhodia used to prepare its first IFRS consolidated financial statements in 2005. The main differences between IFRS and U.S. GAAP as well as new U.S. GAAP accounting standards in 2006 that have or could have a material effect on Rhodia’s consolidated financial statements are described below.

Effective January 1, 2006, Rhodia adopted the following statements for U.S. GAAP, for which their adoption was not significant:

·

Statement of Financial Accounting Standards (FAS) No. 151, "Inventory Costs, an amendment of ARB 43 No. 43, Chapter 4" (FAS 151). FAS 151 requires the exclusion of idle capacity and spoilage costs from the costs of inventories and that these costs should be expensed when incurred. FAS 151 also requires that the allocation of fixed production costs of conversion should be based on the normal capacity of the production facility.

·

FAS No. 153, "Exchanges of Nonmonetary Assets", an amendment of APB Opinion No. 29" (FAS 153). FAS 153 requires that exchanges of productive assets should be accounted for at fair value, unless neither the asset received not the asset surrendered has a fair value that is determinable within reasonable limits or the transaction lacks commercial substance.

·

FAS No. 123 (revised 2004), "Share-based Payment" (FAS 123R). FAS 123R requires that Rhodia recognizes the cost (measured at the award’s grant-date fair value) of share-based payments granted to employees as compensation expense over the vesting period with an offset to additional paid-in capital for all share-based grants made or modified after June 15, 2005 and for the unvested portion, at January 1, 2006, of outstanding share-based grants made prior to June 15, 2005. Rhodia adopted the modified prospective application transition method at January 1, 2006, and prior year’s financial statements have not been adjusted.

·

FAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS No. 3" (FAS 154), which provides guidance on the accounting for and reporting of a change in accounting principle and error corrections. FAS 154 applies to all voluntary changes in accounting principles and requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, FAS 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.

(i) Pension and retirement plans

Actuarial gains and losses

Under U.S. GAAP, unrecognized actuarial gains and losses are amortized over the remaining services lives of active employees in the plans for the portion exceeding 10% of the projected benefit obligations according to the corridor method. Under IFRS, Rhodia applied the exemption in IFRS 1 which allows for immediate recognition of actuarial gains/losses on post-employment benefits in equity at the date of transition to IFRS. Under IAS 19, Rhodia recognizes the actuarial gains and losses on post-employment benefits arising from experience adjustments and changes in actuarial assumptions directly in shareholders’ equity in the period in which they occur with a corresponding offset to the obligation.

Minimum liability adjustments

Under U.S. GAAP, a liability for the unfunded accumulated benefit obligation is recognized if the accumulated benefit obligation exceeds the fair value of plan assets. An additional minimum liability is also recognized if an unfunded accumulated benefit obligation exists, and (a) an asset has been recognized as prepaid pension cost, (b) the liability recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability is recognized, an equal amount is recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service cost, net of any tax benefits that result from considering these losses as temporary differences under FAS 109. If this additional liability exceeds the amount of unrecognized prior service cost, then the excess is recognized, as a component of other comprehensive income, net of tax. The minimum liability adjustment requirement does not exist under IFRS.

Curtailments

Under U.S. GAAP, curtailment losses are recognized in income when it is probable that a curtailment will occur and that the effect of the curtailment is reasonably estimable. Curtailment gains are deferred until realized and are recognized in income when the related employees terminate or when the plan suspension or amendment is adopted. Under IFRS, curtailment gains and losses are recognized in income when curtailments occur.

Under U.S. GAAP, the calculation of gains and losses on curtailments includes unrecognized prior-service cost for which services are no longer expected to be rendered, and changes in the projected benefit obligation (net of any unrecognized gains or losses). Under IFRS, the calculation of gains and losses on curtailments includes any related changes in the present value of the defined benefit obligation, any related changes in the fair value of the plan assets and any related actuarial gains and losses and past-service cost that had not previously been recognized.

Recognition of past service costs related to benefits that have been vested

Under U.S. GAAP, these costs are amortized over the remaining service periods of active employees. Under IFRS, these costs are immediately recognized in income.

Limitations on recognizing pension assets

Under U.S. GAAP, there is no limitation on the amount of pension assets that can be recognized. Under IFRS, pension assets cannot be recognized in excess of the net total of unrecognized past service cost and actuarial losses plus the present value of benefits available from refunds, or reductions of future contributions to the plan.

(ii) Goodwill and indefinite-lived intangible assets

U.S. GAAP and IFRS both required the cessation of the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of impairment of these assets. The carrying value of goodwill and indefinite-lived intangible assets at January 1, 2002 for U.S. GAAP and at January 1, 2004 for IFRS are no longer amortized.

Under U.S. GAAP, a two-step process is required in the event of goodwill impairment. The first step screens for potential goodwill impairment by comparing the fair value of the reporting unit, generally based on discounted cash flows expected to be received from the reporting unit, with its carrying value. The second step, which is only performed if the carrying value of the reporting unit exceeds its fair value, measures the amount of goodwill impairment by comparing the difference between the reporting unit’s implied fair value of goodwill with the carrying value of its goodwill. The implied fair value of goodwill is calculated by fair valuing the reporting unit’s assets and liabilities and comparing the result with the fair value of the reporting unit. Under IFRS, the impairment of goodwill is tested along with tangible and other long-lived assets. An impairment loss is recognized if the carrying value of the cash-generating unit or group of cash-generating units (defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) exceeds its recoverable amount, which is determined as the difference between its carrying value and the higher of its fair value or value in use, generally based on the discounted cash flows expected to be received from the cash-generating unit or group of cash-generating units.

Under U.S. GAAP, goodwill impairments tests are performed after tangible and other long-lived assets have been tested for impairment. If these tangible and other long-lived assets are impaired, then they are adjusted to fair value, generally based on discounted cash flows expected to be received from the reporting unit, which will impact the amount of goodwill impairment. Under IFRS, goodwill impairment is recognized initially until it is fully written-off before tangible and other long-lived assets are impaired.

(iii) Capitalized development costs

Under U.S. GAAP, development expenses are expensed when incurred. Under IFRS, development expenses that meet specific criteria are capitalized in other intangible assets and are amortized over their estimated useful lives. Capitalized expenditures include personnel costs, material costs and services used that are directly assigned to the projects concerned.

(iv) Tangible and other long-lived asset impairments

U.S. GAAP and IFRS both require periodic tests of the impairment of tangible and other long-lived assets if there are any indications of impairment. Under U.S. GAAP, an impairment loss is recognized if the carrying value of an asset or asset group (defined as the lowest level of asset or group of assets for which identifiable cash flows are largely independent of the cash flows of other assets or groups of assets) exceeds the undiscounted cash flows expected to be received from the asset or asset group. If this condition exists, then the amount of the impairment loss is determined by the difference between the carrying value of the asset or asset group and its fair value, generally based on the discounted cash flows expected to be received from the asset or asset group. Under IFRS, an impairment loss is recognized if the carrying value of the cash-generating unit (defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) exceeds its recoverable amount, which is determined as the difference between its carrying value and the higher of its fair value or value in use, generally based on the discounted cash flows expected to be received from the cash-generating unit.

Under U.S. GAAP, the reversal of an impairment loss is not permitted; whereas under IFRS, under certain conditions, an impairment loss may be reversed up to the amount of the original impairment.

(v) Restructuring and environmental costs

U.S. GAAP requires that costs associated with an exit or disposal activity should be recognized when the liability is incurred. Under IFRS, these costs are recognized upon Rhodia’s commitment to an exit plan. Specifically as it relates to a termination of an operating lease, under U.S. GAAP, the liability is recorded upon the cease-use date; whereas for IFRS, the liability is recorded upon the commitment date.

U.S. GAAP and IFRS both require the accrual of a loss contingency if it is probable that a liability has been incurred and that the amount of the loss can be reasonably estimated. Under U.S. GAAP, the accrual may not be discounted unless the amount and timing of the cash flows is certain; whereas under IFRS, the accrual must be discounted to reflect the time value of money based on the expected timing of cash flows, if the effect would be significant.

Under U.S. GAAP and IFRS, Rhodia may possibly recognize certain termination benefits in different accounting periods if Rhodia was to offer one-time termination benefits or voluntary termination benefits.

(vi) Sale and leaseback transactions

Under U.S. GAAP gains on sale/leaseback transactions that are accounted for as operating leases must be deferred and amortized over the term of the lease; whereas under IFRS, these gains are immediately recognized in income.

(vii) Income taxes

Under U.S. GAAP, adjustments to the deferred tax asset valuation allowance are recognized in the period when the realization of these deferred tax assets is deemed to be more likely than not; whereas under IFRS, these adjustments are recognized as adjustments to the effective tax rate. This item also reflects the tax effect of US GAAP adjustments.

(viii) Discontinued operations

Under U.S. GAAP, a business that has been sold or is classified as held for sale that qualifies as a component of an entity, and for which the operations and cash flows of the component will be eliminated from the ongoing operations and there will not be any significant continuing involvement in the operations of the component, must be accounted for as a discontinued operation. The results of operations of the business, including income taxes and the gain/(loss) on the disposal, are reflected as discontinued operations. Prior periods presented are restated on a comparable basis. Under IFRS, in order for a component of an entity to be considered as a discontinued operation and receive the above accounting treatment, it must also represent a separate major line of business or geographical area of operations; however, under IFRS, there is no criteria to be met relating to the lack of continuing involvement or elimination of cash flows.

Under U.S GAAP, the sale of an equity method investee generally cannot be classified as discontinued operations.

(ix) Variable interest entities/special purpose entities

Under U.S. GAAP, the consolidation of a variable interest entity is required in which (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:  (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, and (iii) the right to receive the expected residual returns of the entity, and if Rhodia is the primary beneficiary. Primester, a 50%-owned cellulose acetate joint venture based in the U.S., is a variable interest entity; however, Rhodia is not required to consolidate Primester since Rhodia is not the primary beneficiary. Rhodia purchases its share of cellulose acetate flakes from Primester which is used by Rhodia entirely in downstream processing at its filter tow operations. Rhodia’s purchases from Primester in 2005 and 2004 were €73 million and €62 million, respectively. Rhodia has one other insignificant variable interest entity which is consolidated for both U.S. GAAP and IFRS.

Under U.S. GAAP, qualifying special-purpose entities used in connection with asset securitizations are excluded from the consolidation if they meet specific requirements. Under IFRS, special-purpose entities (SPEs) that Rhodia directly or indirectly controls are included in the consolidation. Control exists when: (a) the activities of the SPE are conducted on Rhodia’s behalf, (b) Rhodia has the decision-making power to obtain the majority of the benefits of the SPE’s activities or has set up an autopilot mechanism for the SPE, (c) Rhodia has rights to obtain the majority of the benefits of the SPE, or (d) Rhodia retains the majority of the residual or ownership risks related to the SPE or its assets. Since Rhodia retains the risks of recoverability, Rhodia cannot derecognize these assets. At September 30, 2006, there is no difference in the accounting for these special purpose entities since the new asset securitization programs entered into during 2005, which replaced the former programs in place were determined to be secured borrowings for both U.S. GAAP and IFRS.

(x) Jointly-controlled entities

Under U.S. GAAP, jointly-controlled entities are accounted for under the equity method of accounting. Under IFRS, jointly-controlled entities are consolidated under the proportional method of consolidation. Even though this difference has no impact on net income or shareholders’ equity, it impacts the presentation of Rhodia’s consolidated income statement, balance sheet and cash flows.

The jointly-controlled entities that are proportionally consolidated under IFRS are operating entities, the significant operating policies of which are, by contractual agreement, jointly controlled by all parties having an equity interest in the entity.

(xi) Cumulative translation adjustment

Upon the first-time adoption of the IFRS accounting standards, Rhodia selected the option to transfer to accumulated deficit the cumulative currency translation loss at January 1, 2004 of €599 million. This adjustment had no effect on total shareholders’ equity at January 1, 2004; however, in the event of a future disposal of a foreign entity, the gain or loss on the disposal will not include any currency translation adjustment prior to January 1, 2004. Under U.S. GAAP, the cumulative currency translation adjustments related to exchange rate changes on these investments prior to January 1, 2004 will be recorded as an adjustment to IFRS results related to the gain or loss on the sale of these investments.

(xii) Sale of tax receivables

During the first half of 2006, Rhodia sold disputed tax receivables due from the French State to a financial institution for firm and final price of €12 million. Under U.S. GAAP, the recognition of income relating to these receivables is not recognized until the litigation relating to these receivables, whose risks have been assumed by the financial institution, is resolved. Under IFRS, Rhodia recognized this €12 million as a credit to consolidated shareholders’ equity since the taxes originally paid by Rhodia were charged to consolidated shareholders’ equity, and since these receivables were sold by Rhodia without recourse, Rhodia is no longer actively involved in the collection of these receivables and the possibility of the triggering off the usual and customary guarantees given by Rhodia to the financial institution is deemed remote.

(xiii) Asset retirement obligations

Under U.S. GAAP, the recognition of the fair value of an asset retirement obligation is required if a reasonable estimate of its fair value can be made. An asset retirement obligation is a legal obligation associated with the retirement of a tangible or other long-lived asset that results from the acquisition, construction, development and normal operation of the tangible or other long-lived asset. The associated asset retirement cost is capitalized as part of the carrying value of the tangible or other long-lived asset and is charged to expense over the asset’s useful life. Under IFRS, the recognition of a provision is required when an entity has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources will be required to settle the obligation, and if a reliable estimate can be made of the amount of the obligation. The associated cost is capitalized as part of the carrying value of the asset and is charged to expense over the asset’s useful life.

The principal difference between U.S. GAAP and IFRS relates to conditional asset retirement obligations. In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies the term conditional asset retirement obligation and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation or conditional asset retirement obligation. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within control of the entity. Also, FIN 47 clarifies that if an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation, it must recognize a liability. Under IFRS, an entity discloses a contingent liability, which is defined as a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability. Under IFRS, no disclosure is required if the possibility of the outflow of resources is remote.

Rhodia has reviewed its facilities for asset retirement obligations and conditional asset retirement obligations. Rhodia has determined that it does have potential conditional asset retirement obligations, principally related to asbestos removal at its facilities. There are no legal obligations that require Rhodia to remove this asbestos. Since Rhodia has no plans or expectations of plans to undertake any major renovations or demolition at any of its facilities that would require removal of this asbestos, it is unable to provide a reasonable estimate of the fair value of potential conditional asset retirement obligations under existing regulations. Due to the long-term, productive nature of its production facilities, absent plans or expectations of plans to initiate asset retirement activities, Rhodia is unable to make a reasonable estimate of the settlement dates or range of potential settlement dates, the methods or potential methods of settlement, or the probabilities associated with potential settlement dates and potential methods of settlement. No significant liabilities for asset retirement obligations have been recognized under IFRS and U.S.  GAAP.

Environmental remediation liabilities currently recognized are accounted for under IAS 37, "Provisions, contingent liabilities and contingent assets", and Accounting Standards Executive Committee, Statement of Position 96-1, "Environmental Remediation Liabilities".

(xiv) Recent accounting pronouncements

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 155, "Accounting for Certain Hybrid Instruments – an amendment of FAS 133", "Accounting for Derivative Instruments and Hedging Activities", and FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 155). FAS 155 resolves issues addressed in FAS 133 Implementation Issue No. D1, "Application of FAS 133 to Beneficial Interests in Securitized Financial Assets". FAS 155 (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and (e) amends FAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Rhodia is required to adopt the provisions of FAS 155 effective January 1, 2007. Rhodia is currently evaluating the impact of adopting FAS 155, but it does not expect that the adoption of FAS 155 will significantly impact its consolidated financial position, results of operations or cash flows.

In March 2006, the FASB issued FAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 156). FAS 156 amends FAS 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 (a) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations, (b) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, (c) permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities, (d) permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under FAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value, and (e) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. Rhodia is required to adopt the provisions of FAS 156 effective January 1, 2007. Rhodia is currently evaluating the impact of adopting FAS 156, but it does not expect that the adoption of FAS 156 will significantly impact its consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition: The entity determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the entity should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Rhodia is required to adopt the provisions of FIN 48 effective January 1, 2007. Rhodia is currently evaluating the potential impact of FIN 48 on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Rhodia is currently evaluating the impact the adoption of FAS 157 could have on its consolidated financial statements, but it does not expect that the adoption of FAS 157 will significantly impact its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet. SAB 108 is effective for fiscal years ending after November 15, 2006. Rhodia is currently reviewing the potential impact of SAB 108 on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No.87, 88, 106, and 132(R)" (FAS 158). FAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. The provisions of this Statement are effective for an employer with publicly traded equity securities and are required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. Rhodia is currently evaluating the potential impact of FAS 158 on its consolidated financial statements.

18.2     Reconciliation between IFRS and U.S. GAAP

(i) Net income

A reconciliation of net income and net income per share between IFRS and U.S. GAAP for the nine months ended September 30, 2006 follows:

(in millions of euros)	Nine Months Ended September 30, 2006
Net income – IFRS	114
Minority interests	(3)
Net income – IFRS – Attributable to equity holders of Rhodia S.A.	111
Pension and retirement plans – Actuarial gains and losses, curtailments and past service costs	(38)
Capitalized development costs	(12)
Tangible assets impairments	(2)
Restructuring and environmental costs	6
Sale and leaseback transactions(1)	2
Loss on disposal of investments(2)	(59)
Other	4
Income taxes	(4)
Net income – U.S. GAAP(3)	8
Basic and diluted net income per share – U.S. GAAP (in euros)	0.01

(1) Rhodia sold an administrative building in 2004 that was leased back under an operating lease. The net gain on sale of €25 million is being amortized over the lease term for U.S. GAAP.

(2) At the end of March 2006, Rhodia sold the “Development and custom synthetics for the pharmaceuticals industry business” of the Rhodia Pharma Solutions segment to Shasun Chemicals & Drug Ltd., including Rhodia’s investment in a U.S. subsidiary that was included within that segment. Rhodia’s investment in that subsidiary included a €(57) million cumulative translation adjustment that was adjusted to retained earnings at January 1, 2004 for IFRS which is recorded in net income for U.S. GAAP upon disposal of the investment.

(3) Includes loss from discontinued operations of € (93) million under U.S. GAAP for the nine months ended September 30, 2006.

The weighted-average shares outstanding and the diluted weighted-average shares for the nine months ended September 30, 2006 were 1,186,074,328 shares and 1,189,756,561 shares, respectively.

(ii) Shareholders’ deficit

A reconciliation of shareholders’ deficit between IFRS and U.S. GAAP at September 30, 2006 follows:

(in millions of euros)	September 30, 2006
Shareholders’ deficit – IFRS	(407)
Minority interests	(26)
Shareholders’ deficit – IFRS – Attributable to equity holders of Rhodia S.A.	(433)
Pension and retirement plan:
Unrecognized actuarial gains and losses, curtailment and past service costs	681
Minimum liability adjustments(1)	(623)
Goodwill and other intangible assets–differences in amortization, impairments and the carrying values of businesses sold	(23)
Capitalized development costs	(42)
Tangible assets impairments	3
Restructuring and environmental costs	(42)
Sale and leaseback transactions	(19)
Sale of tax receivables	(12)
Other	11
Income taxes	10
Shareholders’ deficit – U.S. GAAP	(489)

(1) If the market value of the plans’ assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to shareholders’ equity for the amount in excess of unrecognized prior service costs, net of any tax benefits that result from considering these losses as temporary differences under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. For pension plans that are funded, the negative impact is reversed as soon as the market value of the plan’s assets become greater than the accumulated benefit obligation, either through an increase in market value or an additional contribution.

(iii) Operating profit

A reconciliation of operating profit between IFRS and U.S. GAAP for the nine months ended September 30, 2006 follows:

(in millions of euros)	Nine Months Ended September 30, 2006
Operating profit – IFRS	271
Unrecognized actuarial gains and losses, curtailments and past service costs	(37)
Reclassification of interest portion of pension costs from finance costs to operating expenses	(22)
Capitalized development costs	(10)
Operating (profit)/loss of jointly-controlled entities	(44)
Tangible assets impairments	(2)
Environmental and other provisions–differences between discounted and undiscounted provisions	5
Exit and disposal activities–lease termination and other provisions	(4)
Sale and leaseback transaction	2
Loss on disposal of investments	(5)
Other	(2)
Operating profit – U.S. GAAP	152

(iv) Discontinued operations—FAS 144 additional disclosures

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a business that has been sold or is classified as held for sale that qualifies as a component of an entity must be accounted for as a discontinued operation, and that prior periods presented must be restated on a comparable basis.

Presented below is the consolidated summary financial information for the nine months ended September 30, 2006 reflecting the disposals of businesses that qualified as components of an entity., The operations and cash flows of the component will be eliminated from the ongoing operations of the entity and there will not be any significant continuing involvement in the operations of the component, as discontinued operations. The results of operations of these businesses, including the related income taxes and the gains/(losses) on disposals, are reflected as discontinued operations.

(in millions of euros)	Nine Months Ended September 30, 2006
Net sales	3,593
Other revenues	322
Operating profit	152
Income from continuing operations	101
Loss from discontinued operations(1)	(93)
Net income	8
Basic and diluted income/(loss) per share (in euros):
Continuing operations	0.09
Discontinued operations	(0.08)
Net income per share	0.01

(1) Including a net loss on disposals of €(81) million for the nine months ended September 30, 2006.

(v) Consolidated Statements of Cash Flows—additional disclosures

At December 31, 2005, as a result of the proceeds received from the share capital increase, Rhodia invested €572 million in money-markets funds which were accounted for as cash and cash equivalents under IFRS. These investments are accounted for as marketable securities under U.S. GAAP. Consequently, net purchases and sales of such marketable securities have been presented as investing activities in the consolidated statement of cash flows under US GAAP. The following condensed consolidated cash flows information reflects the effect of accounting for these money-markets funds as marketable securities:

(in millions of euros)	Nine Months Ended September 30, 2006
Cash flow from operating activities	76
Cash flow (used by) from investing activities	363
Cash flow (used by) from financing activities	(470)
Effect of foreign exchange rate changes	(6)
Net increase/(decrease) in cash and cash equivalents	(37)
Cash and cash equivalents at the beginning of the year	348
Cash and cash equivalents at the end of the year	311

A portion (€424 million) of these money-markets funds were sold on January 24, 2006 and the proceeds were used to repay borrowings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2006	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer